

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2024

Lim Chun Hoo
Chief Executive Officer and Director
Fintech Scion Limited
M Floor & 1st Floor
No. 33, Jalan Maharajalela
50150, Kuala Lumpur, Malaysia

> **Re: Fintech Scion Limited**
> **Registration Statement on Form S-1**
> **Filed April 26, 2024**
> **File No. 333-278956**

Dear Lim Chun Hoo:

Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, an audit report covering each of the two years in the period ended December 31, 2023 should be included.

We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses this deficiency.

Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services